LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

[redacted]

03037445

03 NOV 18 AM 7:21

SUPPL

29 October 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 21 October 2003, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad and Amsteel Corporation Berhad - Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

11/18

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 21/10/2003 06:08:10 PM
Reference No MM-031021-816FE

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Lion Corporation Berhad ("LCB")
Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) ("LICB")
Amsteel Corporation Berhad ("ACB")

Corporate and Debt Restructuring Exercises ("GWRS")

* **Contents :-**

Quote

The Boards of Directors of LCB, LICB and ACB jointly announce that following an application by LCB, LICB and ACB, the Securities Commission has given an approval to LCB, LICB and ACB to extend the deadline to complete the following proposals contemplated under the GWRS (details of which are particularised in the respective company's Circular to Shareholders dated 9 January 2003) to 9 April 2004:

a) For LCB, the renounceable restricted offer for sale of up to approximately 67.61 million shares in ACB by LCB to the eligible shareholders of ACB;

b) For LICB, the corporate proposal by Amsteel Mills Sdn Bhd ("AMSB") to offer the AMSB's scheme creditors the opportunity to tender their debts for cancellation by the AMSB's scheme companies in consideration for shares in ACB and Lion Diversified Holdings Berhad *(formerly known as Chocolate Products (Malaysia) Berhad)*; and

c) For ACB, the renounceable restricted offer for sale of up to approximately 226.85 million shares in LCB by the ACB group of companies to eligible shareholders of LCB and the issue of approximately 251.92 million new 4½ years warrants to shareholders of ACB.

This announcement is dated 21 October 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: